Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

ITC Holdings Corp. First Quarter 2013 Investor Call April 24, 2013

Safe Harbor Language & Legal Disclosure 2 ITC Forward-Looking Information This document and the exhibits hereto contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (B) the ability to obtain the required financings; (C) delays in consummating the transaction or the failure to consummate the transactions; and (D) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements. Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure 3 Additional Information and Where to Find It ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on February 25, 2013. ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

4 First Quarter 2013 OVERVIEW OF RESULTS Continue to deliver on commitments to customers and shareholders Capital investments and maintenance programs key to operational excellence; customers benefit from high reliability Focus on improving economic efficiency of grid Alignment of shareholder and customer interests 2013 capital investment program well underway despite volatile and lingering winter Capital investment slightly behind schedule for Q1; full-year forecast remains on track Unplanned investments for restoration activities from April’s winter storm at ITC Midwest Reinforced development efforts with announcement of the Elm Creek to Summit transmission project in Q1 Important milestone in demonstrating the success of our partnerships in SPP and our ability to expand our footprint within SPP

First Quarter 2013 REGULATORY DEVELOPMENTS 5 New England ISO base ROE complaint {FERC Order in May 2012} – ITC not a party Within the hearing process and monitoring Believe that ROE’s supported by current zone of reasonableness will be found just and reasonable FERC compliant against MISO protocols (filed May 2012) Awaiting FERC action; in initiating complaint FERC indicated intent to act by February 2013 IP&l’s complaint against ITC Midwest Attachment FF (filed September 2012) Awating FERC action Believe FERC will continue to find Attachment FF just and reasonable ITC Midwest complaint against ATC re: MVP Project #5 (filed October 2012) Based on the MISO TOA, projects are split equally between the two interconnecting parties, which is ITC Midwest and ATC for MVP Project #5 FERC granted ITC Midwest’s compliant in early February 2013; ATC filed a rehearing request; FERC has not acted yet

FERC’s response to MISO’s Order 1000 compliance plan in line with expectations; highlights: MISO’s regional transmission planning process deemed compliant; all other changes to MISO’s tariff accepted; any changes will apply to projects approved in MTEP 14 MISO demonstrated its regional cost allocation methodology to be largely compliant with the regional cost allocation principles MISO’s existing ROFR is not protected from modification; proposed process found complied in part, but deficient in certain areas MISO must submit a compliance filing around previously approved projects in Entergy’s 2014 - 2018 construction plan and how these projects will be treated and evaluated in the MTEP process Pleased to see MISO’s existing policies around planning and cost allocation were largely in line with Order 1000 requirements Allows MISO to proceed with processes already underway Remaining Order 1000 compliance activities expected for 2013: SPP’s compliance filing remains pending before FERC, expect an order in the coming months Second phase of order 1000 compliance filings relating to (a) MISO’s compliance filings required under the March order and (b) compliance filings for the interregional coordination and cost allocation provisions are both due in July First Quarter 2013 REGULATORY POLICY UPDATES 6 Order 1000

* Filing also made in Missouri due to limited assets in those territories. Entergy Transaction Update 7 Jurisdiction Anticipated Approval Approximate Timing Targeted to close in 2013, subject to approvals and closing conditions, including: Authority Timing Filed Approved

Operating earnings increased approximately 20% year over year Increase primarily due to higher rate base and AFUDC at all of our operating companies Frist Quarter Financial Results EARNINGS & DRIVERS 8 Note: Reported net income and operating earnings reconciliation can be found in Appendix Reported Diluted EPS $ 0.95 $ 0.88 $ 0.07 THREE MONTHS ENDED MARCH 31, 2013 2012 Operating Diluted EPS $ 1.12 $ 0.93 $ 0.19 Pre-Tax Entergy Transaction Expenses 0.22 0.08 0.14 Income Taxes on Adjustments (0.05) (0.03) (0.02) Increase / (Decrease) Pre-tax Interest Expense on FERC Audit Related Refunds 0.00 - -

CAPITAL INVESTMENTS – THROUGH March 31, 2013 ITCTransmission $ 53.4 METC 32.3 ITC Midwest 92.2 ITC Great Plains 34.1 TOTAL $ 212.0 For the three months ended March 31, 2013, capital investments totaled $212.0 million across all of our operating companies Lingering winter weather impacted pace of capital investments in Q1 2013 Full year capital investment plan remains on track Financial Results CAPITAL INVESTMENTS 9 ($ in Millions)

Financial Results 2013 GUIDANCE ITCTransmission $ 200 - $ 230 METC 160 - 180 ITC Midwest 270 - 300 ITC Great Plains 130 - 150 TOTAL $ 760 - $ 860 2013 GUIDANCE - CAPITAL INVESTMENTS Reaffirming 2013 capital investment and EPS guidance 2013 capital investment guidance to $760 to $860 million 2013 operating EPS guidance of $4.80 to $5.00, excluding any impacts of the Entergy transaction 10 ($ in Millions)

Q1 2013 financing activities Completed $100 million, 30-year first mortgage bond offering at ITC Midwest at 4.09% interest rate Executed $250 million term loan agreement at ITC Holdings in February; matures at end of 2013 2013 stand-alone financing plan remains robust New capital funding requirements at all companies Debt maturities totaling ~$900 million at ITC Holdings and ITCTransmission Interest rate management Executed an additional $250 million of forward starting interest rate swaps during 2013 Combination of 10yr and 30yr swaps with a weighted average interest rate of approximately 2.6% Financial Results CAPITALIZATION 11 2013 DEBT MATURITIES – AS OF 3/31/2013 ITC Holdings Senior Notes July $267 ITC Holdings Term Loan August 200 ITCTransmission FMB July 185 ($ in Millions) Total $902 ITC Holdings Term Loan December 250

In mid-April, Moody’s reaffirmed ITC Holdings’ and its regulated subsidiaries’ investment grade ratings Maintaining high credit quality of our business is an important element of our plan Supports cost effective access to capital in virtually all market conditions; facilitates intensive capital investment requirements ITC Holdings Baa2 Stable BBB Stable ITCTransmission A1 Stable A Stable METC A1 Stable A Stable ITC Midwest A1 Stable A Stable ITC Great Plains Baa1 Stable BBB+ Stable 12 *Ratings for ITC Holdings and ITC Great Plains are unsecured ratings, ratings for ITCTransmission, METC and ITC Midwest are for secured ratings. Credit Ratings

Amounts in $MM Total Revolver Capacity Revolver Capacity Outstanding Undrawn Revolver Capacity $ in Millions ITC Holdings $ 200.0 $ - $ 200.0 ITCTransmission 100.0 2.5 97.5 METC 100.0 31.3 68.7 ITC Midwest 175.0 146.2 28.8 ITC Great Plains 150.0 111.3 38.7 TOTAL $ 725.0 $ 291.3 $ 433.7 Cash on Hand 67.6 TOTAL LIQUIDITY $ 501.3 Liquidity position remains healthy $67.6 million of cash on hand and $433.7 million of net undrawn revolver capacity bringing total liquidity position to $501.3mm For the three months March 31, 2013, reported operating cash flows of ~$72 million compared to operating cash flows of ~$30 million for the first quarter of 2012 Increase primarily due to increased revenues resulting from higher rate base, the timing of interest payments and lower cash taxes 13 Financial Results LIQUIDITY

Stand-Alone Long-Term Capital Plan 2012 - 2016 14 Note: Five-year EPS CAGR based on 2011 through 2016 EPS Long-Term Capital Plan $4.2 billion infrastructure investment OPERATING

Performance and execution in Q1 builds on solid foundation of delivering on commitments made both to customers and shareholders Made good progress with efforts to advance Entergy transaction to closing and remain on track with overall expected timeline for completing the transaction Focused on effectively executing on our stand-alone strategy while advancing the Entergy transaction The combination of which we feel provides the best value creation opportunity for our investors Looking Ahead 15 ITC Stand-Alone Business Entergy Transmission Business EPS Growth Pro Forma ITC = Strengthened Business Model

Appendix

17 Non-GAAP Measures NET INCOME RECONCILIATION Reported Net Income $ 50,190 $ 46,051 $ 4,139 THREE MONTHS ENDED MARCH 31, 2013 2012 Operating Earnings $ 58,798 $ 48,614 $ 10,184 Pre-Tax Entergy Transaction Expenses 11,230 3,916 7,314 Income Taxes on Adjustments (2,725) (1,353) (1,372) Increase / (Decrease) ($ in Thousands) Pre-tax Interest Expense on FERC Audit Related Refunds 103 0 103